Filed pursuant to Rule 433
Dated July 29, 2021

Relating to Preliminary Pricing Supplement No. 2,050
dated July 29, 2021 to
Registration Statement No. 333-250103

Global Medium-Term Notes, Series I

CAD1,000,000,000 Fixed/Floating Rate Senior Notes Due 2027

Issuer:	Morgan Stanley
Principal Amount:	CAD1,000,000,000
Maturity Date:	August 4, 2027
Trade Date:	July 29, 2021
Original Issue Date (Settlement):	August 4, 2021 (4 New York business days after the Trade Date)
Interest Accrual Date:	August 4, 2021
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.35%
All-in Price:	99.65%
Net Proceeds to Issuer:	CAD996,500,000
Fixed Rate Period:	From and including the Original Issue Date to but excluding August 4, 2026
Floating Rate Period:	From and including August 4, 2026 to but excluding the Maturity Date
Interest Rate:	During the Fixed Rate Period, 1.779% per annum; during the Floating Rate Period, the Base Rate plus 0.516% (to be determined by the Calculation Agent on each Interest Reset Date)
Base Rate:	3-month CDOR – Bloomberg Professional Service “CDOR03” Screen
Spread (plus or minus):	Plus 0.516%
Index Maturity:	Three months
Index Currency:	Canadian dollar (“CAD”)
Interest Payment Periods:	During the Fixed Rate Period, semiannually in equal installments; during the Floating Rate Period, quarterly
Interest Payment Dates:	With respect to the Fixed Rate Period, each February 4 and August 4, commencing February 4, 2022 to and including August 4, 2026; with respect to the Floating Rate Period, each February 4, May 4, August 4 and November 4, commencing November 4, 2026 to and including the Maturity Date
Day Count Convention:	During the Fixed Rate Period, Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any Interest Payment Date (also known as the Actual/Actual Canadian Compound Method); during the Floating Rate Period, Actual/365
Optional Redemption:

Optional Make-Whole Redemption, on or after February 4, 2022 and prior to August 4, 2026, in whole at any time or in part from time to time, on at least 5 but not more than 30 days’ prior notice, as described in the below-referenced Prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-Whole Redemption of Debt Securities,” provided that the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to August 4, 2026 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the GOC Bond Yield plus 23 basis points, as calculated by the premium calculation agent; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“GOC Bond Yield” on any date of determination means the arithmetic average of the interest rates quoted to the premium calculation agent by two major Canadian registered investment dealers selected by us as being the annual yield to maturity on such date, assuming semi-annual compounding, which a non-callable Government of Canada bond would carry, if issued in Canadian dollars in Canada, at 100% of its principal amount on the applicable date of redemption with a maturity date of August 4, 2026.

The GOC Bond Yield will be determined by the premium calculation agent as set forth above on the third business day immediately preceding the applicable redemption date.

In addition, the Issuer may, at its option, redeem the notes, (i) in whole but not in part, on August 4, 2026, or (ii) in whole at any time or in part from time to time, on or after July 4, 2027, on at least 5 but not more than 30 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Interest Reset Dates:	Each Interest Payment Date commencing August 4, 2026, provided that the August 4, 2026 Interest Reset Date shall not be adjusted for a non-Business Day
Interest Reset Period:	Quarterly
Specified Currency:	CAD
Minimum Denomination:	CAD100,000 and integral multiples of CAD1,000
Business Days:	Toronto and New York
CUSIP:	61747Y EE1
ISIN:	CA61747YEE10
Listing:	None
Calculation Agent:	BNY Trust Company of Canada
Sub-Paying Agent:	BNY Trust Company of Canada
Clearance and Settlement:	CDS Clearing and Depository Services Inc.
Issuer Ratings*:	A1 (Moody’s) / BBB+ (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Stable / Positive / Stable / Stable / Stable)
Agents:	Morgan Stanley & Co. LLC (“MS & Co.”), BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc. and such other agents as shall be named in the Pricing Supplement for the notes.
Prohibition of Sales to EEA Retail Investors:	Applicable

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Preliminary Pricing Supplement No. 2,050 dated July 29, 2021

Prospectus Supplement dated November 16, 2020

Prospectus dated November 16, 2020

No EEA PRIIPs KID – No EEA PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.

No UK PRIIPs KID – No UK PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the United Kingdom